UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:  August 2004           File No.    0-49917

Nevada Geothermal Power Inc.

(Formerly Continental Ridge Resources Inc.)

(Name of Registrant)

900 – 409 Granville Street, Vancouver, British Columbia, CANADA  V6C 1T2

(Address of principal executive offices)

1.

News Release dated August 5, 2004

2.

News Release dated September 24, 2004

3.

News Release dated September 29, 2004

4.

News Release dated October 4, 2004

5.

News Release dated October 14, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form

40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.          Yes _______             No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Nevada Geothermal Power Inc.

(Registrant)

Dated:  October 14, 2004                            Signed:   /s/ Brian Fairbank

                                                                                    Brian Fairbank,

                                                                                    President and CEO

Nevada Geothermal Power Inc.

Pumpernickel Geothermal Project

Development Program Outlined

Trading Symbol: NGP, TSX Venture Exchange         August 5th, 2004

                            NGLPF, OTC-BB

Vancouver, B.C. – Nevada Geothermal Power Inc. (NGP) has completed an initial evaluation of its recently acquired Pumpernickel Geothermal Project. Noramex Corp., NGP’s wholly-owned subsidiary, has a 100% interest in private geothermal leases and federal lease applications forming a contiguous package of eight sections (5070 acres/7.92 square miles) in Pumpernickel Valley, Nevada, which have potential for the discovery of a high temperature reservoir suitable for electric power generation.

A near-boiling hot spring occurs on the newly acquired leases. The chemistry of several hot springs, which occur along a one-mile interval of a prominent fault, predicts deeper geothermal source-water temperature of abut 170°C (340°F). Geothermal fluids at 150°C - 180°C (300°F - 355°F) are currently used to produce electricity on a commercial basis at other locations in Nevada such as Steamboat, Brady’s Hot Springs, Beowawe and Desert Peak.

Previous work on the property dates back to 1974; Magma Power drilled a 920-meter (3071-foot) offsetting the hot springs about 150 metres/492 feet. The temperature on bottom was reported to be 135°C/275°F with the last 90 metres (300 feet) having a gradient of 160°C per kilometer.

The University of Nevada System (UNS) under contract to the U.S. Department of Energy (No. DE-AC08-81NV10220) completed an aerial assessment at Pumpernickel Valley in 1981 – 1982. UNS field work included geologic reconnaissance, satellite imagery, hot spring geochemistry, air photo analysis, 2-metre depth temperature probe survey, gravity survey, soil mercury survey, 35-metre (115-foot) temperature gradient drilling, and additional shallow (65-148 meter (213-485 foot) temperature gradient drilling.

Results of the UNS work provides knowledge of the structural framework; the major North-Northeast trending Pumpernickel fault intersections seen in the UNS surveys and high temperatures predicted at shallow depth by geothermometry and temperature gradients provides strong impetus for a phased exploration drilling program to further assess the depth and quality of the geothermal resource.

In Phase I, “E-SCAN”, resistivity survey methods will be utilized to map the deep geothermal source waters. A series of six 250-meter (820 foot) gradient wells will be drilled to test the interpretation of the E-SCAN survey.

In Phase II, a deep core hole will be drilled to a nominal depth of 1200 meters (3900 feet) to confirm the resource and perform flow and injection tests.

Through the Pumpernickel Valley acquisition, Nevada Geothermal Power has the opportunity to develop a strategic business relationship with Newmont, the largest gold mining company in the world.

Nevada gold mining and processing operations within a 75-mile radius of NGP’s new geothermal acquisition require 400 MW of power. Mining companies are paying sharply higher charges to utilities and hence are seeking alternative sources of power. Nevada’s geothermal output is expected to increase significantly in the next decade to meet burgeoning demand for cheaper power and to comply with renewable portfolio legislation requiring the percentage of renewable electricity produced in the State to increase from a current 5% to 15% in ten years.

NGP is an alternative renewable energy company developing geothermal projects in the Western United States to provide electrical energy that is clean, efficient and sustainable. NGP intends to acquire additional geothermal sites and become a leading geothermal development company.

NGP holds a 100% interest in 12 square-miles of geothermal leases at the Blue Mountain Geothermal Project where it plans to develop a 30MW generating plant.

Nevada Geothermal Power Inc.

Brian D. Fairbank, P. Eng.

President & CEO

Telephone: 604-688-1553

Facsimile: 604-688-5926

Email: fairbank@intergate.ca

www.nevadageothermal.com

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc.

Telephone: 604-633-1822

Toll Free: 866-688-0808

Email: sfkirk@nevadageothermal.com

Dale Paruk

Coal Harbor Communications

Telephone: 604-699-8620

Toll Free: 866-405-3954

Email: info@coal-harbor.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

$750,000 Private Placement Closed

Trading Symbol: NGP, TSX Venture Exchange                           September 24, 2004

                            NGLPF, OTC-BB

Vancouver, B.C. – Nevada Geothermal Power Inc. (NGP) is pleased to report that a non-brokered private placement announced July 19, 2004 of 1.50 million units at $0.50 per unit has been closed.

Each unit consists of one common share and one share purchase warrant. There is a 4-month hold period until January 23, 2005 for all securities issued under the private placement in accordance with applicable securities laws. One warrant entitles the holder to purchase one additional common NGP share for a period of 24 months from at a price of $0.80 per warrant share. The Offering includes an accelerator such that if after six months (March 23, 2005) the closing price per Share of the Issuer on the TSX Venture Exchange is $1.10 or higher for twenty consecutive trading days, then the company will give investors notice that the Warrants must be exercised or they expire within 30 days.

Net proceeds realized by NGP from the private placement of $690,000 will be used to fund further development at the Blue Mountain geothermal project, Nevada and for general working capital.

NGP is an alternative renewable energy company developing geothermal projects in the Western United States to provide electrical energy that is clean, efficient and sustainable. NGP intends to acquire additional geothermal sites and become a leading geothermal development company. NGP holds a 100% interest in 12 square-miles of geothermal leases at the Blue Mountain geothermal project where it plans to develop a 30MW generating plant.

Nevada Geothermal Power Inc.

Brian D. Fairbank, P. Eng.

President & CEO

Telephone: 604-688-1553

Facsimile: 604-688-5926

Email: fairbank@intergate.ca

www.nevadageothermal.com

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc.

Telephone: 604-633-1822

Toll Free: 866-688-0808

Email: sfkirk@nevadageothermal.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward- looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Further Blue Mountain Temperature Drilling

Trading Symbol: NGP, TSX Venture Exchange                             September 29, 2004

                             NGLPF, OTC-BB

Vancouver, B.C. – Nevada Geothermal Power Inc. (NGP) is pleased to report that a temperature gradient drilling program is near completion at the Blue Mountain project in Nevada. Eight holes have been drilled to depths up to 1020 feet using an air rotary rig to map the subsurface thermal anomaly outward from the central thermal zone. At three valley locations where the depth of overburden exceeded the capability of the air drilling equipment, additional drilling with a mud circulation rig may be conducted after the initial results have been compiled. Results from the current drilling combined with earlier temperature gradient data and test wells Deep Blue No. 1 and 2 will be used to determine the optimum location for two production test wells.

Permits are in place for further flow and injection tests of Deep Blue No 2 which was drilled earlier this year to 1128 metres (3700 feet). A US$148,000 budget has been approved by the joint partners, the US Department of Energy (DOE) and Noramex Corp, an NGP subsidiary. Funding will be shared US$95,000 from the DOE and $53,000 from NGP. Stabilized well temperatures will be measured to determine the well heat up characteristics following a five month period where the well has been shut in after drilling. The well will be discharged by air lifting in a similar fashion to an earlier “rig-on” well discharge. Subsequently, water injection tests will be performed and the combined results used to interpret the potential production well productivity at the location. The test equipment is scheduled to be on site by October 18, 2004.

An independent report has been commissioned which will summarize available results, estimate the most likely energy reserves, and provide an updated discounted cash flow analysis.

NGP is an alternative renewable energy company developing geothermal projects in the Western United States to provide electrical energy that is clean, efficient and sustainable. NGP intends to acquire additional geothermal sites and become a leading geothermal development company. NGP holds a 100% interest in 12 square-miles of geothermal leases at the Blue Mountain geothermal project where it plans to develop a 30MW generating plant.

Nevada Geothermal Power Inc.

Brian D. Fairbank, P. Eng.

President & CEO

Telephone: 604-688-1553

Facsimile: 604-688-5926

Email: fairbank@intergate.ca

www.nevadageothermal.com

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc.

Telephone: 604-633-1822

Toll Free: 866-688-0808

Email: sfkirk@nevadageothermal.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward- looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Nevada Geothermal Power Inc.

Grants options

Trading Symbol: NGP, TSX Venture Exchange                                  October 4, 2004

                             NGLPF, OTC-BB

OPTIONS GRANTED

Nevada Geothermal Power Inc. (the “Company”), announced the grant of 500,000 incentive stock options to certain directors, officers, employees and consultants which are exercisable at $0.54 per share for a period of 5 years. The options have been granted pursuant to the Company’s Stock Option Plan, and any shares to be issued upon exercise of the options shall be subject to a hold period of four months from the date of the grant.

ON BEHALF OF THE BOARD

“James E. Yates”

James E. Yates

Director

For further information contact:

Nevada Geothermal Power Inc.

Brian D. Fairbank, P. Eng.

President & CEO

Telephone: 604-688-1553

Facsimile: 604-688-5926

Email: fairbank@intergate.ca

Investor Inquiries

Shelley Kirk

Telephone: 604-633-1822

Toll Free: 866-688-0808

Email: sfkirk@nevadageothermal.com

Dale Paruk

Coal Harbor Communications

Telephone: 604-699-8620

Toll Free: 866-405-3954

Email: info@coal-harbor.com

www.nevadageothermal.com

The TSX Venture Exchange has neither approved or disapproved the information contained herein.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

This is not an offer of securities for sale in the United States. The securities offered have not been, and will not be, registered under the Securities Act of 1933 and may not be offered or sold in the United States absent such registration or an exemption from registration. This Press Release, required by applicable Canadian Laws, is not for distribution to U.S. News Wire Services or for dissemination in the United States, and does not constitute an offer of the securities described herein.

Pumpernickel Valley Geothermal Project

Inovison to Spend $5,000,000 to Earn 50% Joint Venture Interest

U.S. Department of Energy Awards Pumpernickel Valley US $692,272 Grant

TSX-V: “NGP”                                                                                 October 14, 2004

OTC-BB: “NGLPF”

Vancouver, B.C. – Nevada Geothermal Power Inc. (NGP) is pleased to announce that Inovision Solutions Inc. (ISI), a TSX-V listed company, will fund up to C$5,000,000 in exploration and development expenditures for the Pumpernickel Geothermal Project under an option agreement to earn a 50% joint venture interest. In order to earn its interest, ISI must complete C$5,000,000 in project expenditures, make C$120,000 in cash payments and issue 600,000 shares to NGP over a five year period. In the first year, ISI must fund a C$400,000 work program, issue 100,000 shares and make a C$10,000 cash payment to maintain its option. NGP will be project manager.

In addition, Noramex Corp., a wholly owned US subsidiary company of NGP, has been awarded a US Department of Energy (DOE) cost sharing contract signed on October 13, 2004 whereby DOE will fund 80% of an initial field evaluation program at the Pumpernickel Project. The Noramex/DOE joint program will include an advanced technology, three-dimensional “E-SCAN” resistivity survey to map the deep geothermal resource waters and six temperature gradient drill holes to 250 metres to test the E-SCAN interpretation. The DOE cost share is US$692,272 of the total budget of US$740,340. ISI will cover Noramex’s cost share obligation of US$148,068 out of the first year work commitment. Noramex (NGP) will manage the DOE sponsored work.

Combined funding to come from ISI and DOE for the 2005 Pumpernickel Project work equals C$1,335,000 or US$1,037,000.

The Pumpernickel Project has the potential for the discovery of a high temperature reservoir suitable for electric power generation. Hot springs issue from a 1.6 kilometer interval of the Pumpernickel Fault System. The chemistry of the hot springs indicates probable source water temperatures of 160-200°C. A production test well by Magma Power drilled in 1974 measured 135°C at the maximum depth reached of 920 metres (Note that binary technology enabling production from 135°C geothermal systems was not established in 1974). Temperatures near the bottom of the Magma well are increasing at a rate of 16°C/100 metres of depth; therefore the 160-200°C resource temperatures predicted by spring chemistry could occur within 1100-1320 metres of surface near this location. Such a 160-200°C resource is the target of the current NGP-ISI exploration and development program.

NGP is an alternative renewable energy company developing geothermal projects in the Western United States to provide electrical energy that is clean, efficient and sustainable. In addition to the Pumpernickel Project, NGP holds a 100% interest in 12 square-miles of geothermal leases at Blue Mountain, Nevada where it plans to develop a 30MW generating plant. NGP intends to acquire additional geothermal sites and become a leading geothermal development company.

Nevada Geothermal Power Inc.

Brian D. Fairbank, P. Eng.

President & CEO

Telephone: 604-688-1553

Facsimile: 604-688-5926

Email: fairbank@intergate.ca

www.nevadageothermal.com

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc.

Telephone: 604-633-1822

Toll Free: 866-688-0808

Email: sfkirk@nevadageothermal.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.